FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2008

Commission File Number 1-11130

(Translation of registrant’s name into English)

54, rue La Boétie

75008 Paris — France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82____

Press release

Second quarter 2008 revenue in line with guidance - Full year 2008 outlook confirmed

Key highlights for the quarter

•

Revenues of Euro 4.101 billion, up 6.1% sequentially

•

Adjusted2 gross profit of Euro 1.433 billion or 34.9% of revenues

•

Adjusted2 operating income1 of Euro 93 million or 2.3% of revenues

•

Adjusted2 net loss (group share) of Euro (222) million or Euro (0.10) per diluted share

•

Goodwill impairment charge of Euro (810) million related to CDMA

•

Reported net loss (group share) of Euro (1,102) million or Euro (0.49) per diluted share

•

Chairman Serge Tchuruk and CEO Pat Russo to step down (see separate press release)

Paris, July 29, 2008 – Alcatel-Lucent’s Board of Directors (Euronext Paris and NYSE: ALU) reviewed and approved reported results for the second quarter 2008.

During the quarter, revenues declined 5.2% year-over-year and increased 6.1% sequentially to Euro 4.101 billion. At constant Euro/USD exchange rate, revenues grew 1.7% year-over-year and 8.5% sequentially. At constant exchange rate and on a year-over-year basis, Carrier revenues declined 3%, Enterprise revenues grew 7% and Services revenues grew 16%. The adjusted2 gross margin was 34.9% of revenues, of which 0.5-percentage point was due to a capital gain on the sale of real estate. Adjusted2 operating income1 was Euro 93 million or 2.3% of revenues.

During the second quarter of 2008, the CDMA activity declined at a higher pace than the company had planned. This was due, to a large extent, to a strong reduction in the capital expenditure of a key customer in North America.  Although there are new opportunities in other geographic areas, the uncertainty regarding spending in North America has led the company to take more cautious mid-term assumptions in this activity. This has resulted in a goodwill impairment charge of Euro (810) million which is reflected in the reported net loss of Euro (1,102) million or Euro (0.49) per diluted share for the second quarter.

Executive commentary

Patricia Russo, CEO commented:

“Looking beyond the non-cash impairment charge, operationally we made good progress against our turnaround plan in the second quarter, delivering top-line and an adjusted operating margin in line with our expectations.

First, revenue performance came in at the higher end of our guidance, posting sequential growth of slightly more than 6%. We were able to fully absorb the material decline in CDMA, achieving year-over-year growth of close to 2% at constant Euro/USD exchange rate, thanks to the strong growth of our Enterprise and Services operating segments and good performance in most of our other carrier activities. Of particular note, GSM/W-CDMA/WiMAX continued to enjoy strong, double-digit growth year-over-year. In addition, our activities in convergence grew for the first time since completing the merger and we saw slight growth in our wireline activities.

Second, our adjusted gross margin is in the mid thirties, which is in line with our overall guidance for the year. Factoring out the impact of one-time gains, our gross margin increased by 150 basis points year-over-year, reflecting a more stringent pricing discipline and the impact of our product costs reduction programs. Sequentially, it declined 90 basis points, in spite of higher volumes, reflecting to a large extent a negative shift in the product and geographic mix.

Finally, we continue to make good progress in reducing our fixed costs. Our operating expenses declined 8.6% year-over-year and 1.7% sequentially. As a result, we achieved higher adjusted operating margins in all three business segments, with break-even performance in the carrier segment and high single-digit operating margins in the Enterprise and Services segments”.

Market and outlook

Pat Russo, CEO, continued: “In our outlook for the second quarter and full year, we were prudent in our view of the telecommunications equipment market due to the macroeconomic environment and the resulting potential for lower capital spending in the US.  Over the past three months, the global macroeconomic environment has further deteriorated and the economic slowdown has begun to spread to Europe. Although not evident yet, we believe this could impact somewhat the capital expenditure decisions of certain European customers, especially in fixed access.

At the same time, we are seeing a stronger-than-expected demand for GSM/W-CDMA mobile access in emerging markets, especially in Asia. In addition, we feel positive about our prospects in China, both in 2G and 3G (including CDMA EV-DO) for the fourth quarter and next year. Finally, we now see a stronger than initially expected demand in Services, especially in network operations and network integration. Against this mixed backdrop, we continue to anticipate that the global telecommunications equipment and related services market should be flat in 2008 at constant currency”.

With approximately half of the company’s revenue in US dollar or dollar-linked currencies, Alcatel-Lucent reiterates its previous guidance for the full year 2008 revenue. Expressed in current Euro rate and due to the reduction in the value of the dollar since 2007, revenue should be down in the low to mid single-digit range. The company continues to expect an adjusted gross margin in the mid thirties and an adjusted operating margin in the low to mid single-digit range in percentage of revenue in full year 2008. For the third quarter 2008, Alcatel-Lucent expects its revenue to be flat to slightly down sequentially, followed by a strong ramp in the fourth quarter.

Reported results

For the second quarter 2008, Alcatel-Lucent’s reported revenues amounted to Euro 4,101 million. The reported gross profit was Euro 1,432 million. Reported operating loss1 was Euro (21) million, including the negative impact from PPA entries of Euro (114) million. For the quarter, reported net loss (group share) was Euro (1,102) million or Euro (0.49) per diluted share (USD (0.77) per ADS), including the negative after tax impact from PPA entries of Euro (880) million.

Adjusted results

In addition to the reported results, Alcatel-Lucent is providing adjusted financial results in order to provide meaningful comparable information, which exclude the main non-cash impacts from PPA entries in relation to the Lucent business combination. These non-cash impacts are very material and non-recurring due to the different amortization periods depending on the nature of the adjustments, as detailed in the annex. Reported figures are not comparable with our main competitors and many business players who have not undergone any similar business combinations as the Alcatel and Lucent one.

For the second quarter 2008, Alcatel-Lucent generated revenues of Euro 4,101 million, compared to Euro 4,326 million in the year-ago quarter, a decrease of 5.2%. The adjusted2 gross profit was Euro 1,433 million or 34.9% of revenues, compared to an adjusted2 gross profit of EUR 1,447 million or 33.4% of revenues in the year ago-quarter. Adjusted2 operating income1 was Euro 93 million, 2.3% of revenues, compared with an adjusted2 operating loss of Euro (19) million or (0.4%) of revenues in the year-ago quarter. Adjusted2 net loss (group share) was Euro (222) million or Euro (0.10) per diluted share (USD (0.16) per ADS), compared to an adjusted2 net loss of Euro (336) million or Euro (0.15) per share (USD (0.20) per ADS) in the year-ago quarter.

Balance sheet and pension status

The net (debt)/cash position was Euro (415) million as of June 30, 2008, compared with Euro (30) million as of March 31, 2008. The increase in net debt of Euro (385) million primarily reflects an increase in non operating working capital requirements mainly related to the bonus payments which were concentrated in the second quarter, cash outflow related to restructuring plans (Euro (166) million), our cash contribution to pensions (Euro (112) million) and a slightly higher-than-anticipated cash income tax payment (Euro (48) million). Based on the above outlook for revenue and adjusted operating margin, Alcatel-Lucent expects its year-end 2008 net debt to be materially reduced compared to the level at the end of June 2008.

The funded status of pensions and other post retirement benefits (OPEB) amounted to a surplus of Euro 2.848 billion as of June 30, 2008, up from Euro 2.609 billion as of as of March 31, 2008.

Key figures

Adjusted Profit & Loss	Second	Second	% change,	First	% change
Statement	quarter	quarter	y-o-y	quarter	q-o-q
In Euro million except for EPS	2008	2007	(% or pt)	2008	(% or pt)
Revenues	4,101	4,326	-5.2%	3,864	6.1%
Gross profit	1,433	1,447	-1.0%	1,399	2.4%
in % of revenues	34.9%	33.4%	1.5 pt	36.2%	-1.3 pt
Operating income (1)	93	-19	Nm	36	158.3%
in % of revenues	2.3%	-0.4%	2.7 pt	0.9%	1.3 pt
Net income (loss) (Group share)	-222	-336	Nm	-95	Nm
EPS diluted (in Euro)	-0.10	-0.15	Nm	-0.04	Nm
E/ADS* diluted (in USD)	-0.16	-0.20	Nm	-0.07	Nm
Number of diluted shares (million)	2259.1	2252.6	0.3%	2259.1	0.0%

*E/ADS calculated using the US Federal Reserve Bank of New York noon Euro/dollar buying rate of USD 1.5748 as of June 30, 2008, of USD 1.3502 as of June 30, 2007 and of USD 1.5805 as of March 31,2008.

Segment breakdown	Second	Second	% change,	First	% change
of revenues	quarter	quarter	y-o-y	quarter	q-o-q
(In Euro million)	2008	2007	(% or pt)	2008	(% or pt)
Carriers	2,811	3,104	-9.4%	2,700	4.1%
Enterprise	386	376	2.7%	382	1.0%
Services	818	750	9.1%	679	20.4%
Other & eliminations	86	96	-10.4%	103	-16.2%
Total group revenues	4,101	4,326	-5.2%	3,864	6.1%

Breakdown of segment	Second	Second	% change,	First	% change
operating income (1) (loss)	quarter	quarter	y-o-y	quarter	q-o-q
(in Euro million)	2008	2007	(% or pt)	2008	(% or pt)
Carriers	11	-73	Nm	-34	Nm
In % of revenues	0.4%	-2.3%	2.7 pt	-1.2%	1.6 pt
Enterprise	29	23	24.8%	16	80.8%
In % of revenues	7.4%	6.1%	1.3 pt	4.2%	3.2 pt
Services	71	29	143.8%	19	266.3%
In % of revenues	8.6%	3.9%	4.8 pt	2.8%	5.8 pt
Other & eliminations	-18	2	Nm	35	Nm
Segment op. income (loss)	93	-19	Nm	36	154.7%

Cash Flow highlights	Second quarter	First quarter	Second quarter
In Euro million	2008	2008	2007
Net (debt)/cash at beginning of period	-30	271	-48
Adjusted operating income	93	36	-19
Depreciation & Amort; OP non cash; other	177	209	335
Operating Cash Flow *	270	245	316
Change in operating & other WCR	-150	-114	-118
Interest	-16	-108	-13
Taxes	-48	-38	-18
Dividends received & other	41	0	39
Cash contribution to pension & OPEB	-112	-118	-72
Restructuring cash outlays	-166	-119	-99
Cash flow from operating activities	-181	-252	35
Capital expenditures (incl. R&D cap.)	-203	-196	-200
Free Cash Flow	-384	-448	-165
Disposals, Discontinued, Cash from financing & Forex	-1	147	434
Change in net(debt)/cash position	-385	-301	269
Net (debt)/cash at end of period	-415	-30	221

* Before changes in working capital, interest/tax paid, restructuring cash outlay and pension & OPEB cash outlay

Balance sheet - Assets	June 30,	March 31,	June 30,
In Euro million	2008	2008	2007
Total non-current assets	18,348	19,299	24,457
of which Goodwill & intangible assets, net	10,004	10,835	15,232
of which Prepaid pension costs	3,129	3,244	3,573
of which Other non-current assets	5,215	5,220	5,589
of which marketable securities	0	0	63
Total current assets	12,595	12,889	13,620
of which OWC assets	6,902	6,769	6,906
of which other current assets	1,284	1,364	1,237
of which marketable securities, cash & cash equivalents	4,409	4,756	5,477
Total assets	30,943	32,188	38,077

Balance sheet - Liabilities and shareholders' equity	June 30,	March 31,	June 30,
In Euro million	2008	2008	2007
Total shareholders equity	9,957	11,031	15,451
of which attributable to the equity holders of the parent	9,445	10,519	14,976
of which minority interests	512	512	475
Total non-current liabilities	9,801	9,942	12,180
of which pensions, and other post-retirement benefits	3,967	4,117	4,634
of which long term debt	3,649	3,621	4,982
of which other non-current liabilities	2,185	2,204	2,564
Total current liabilities	11,185	11,215	10,446
of which provisions	2,545	2,375	2,658
of which short term debt	1,194	1,211	328
of which OWC liabilities	5,394	5,350	5,512
of which other current liabilities	2,052	2,279	1,948
Total liabilities and shareholder's equity	30,943	32,188	38,077

Business Commentary

Please note that the all the following business comments are based on a year-over-year comparison at constant Euro/USD exchange rate, unless otherwise specified.

Carrier Operating Segment

For the second quarter 2008, revenues for the Carrier operating segment were Euro 2,811 million compared to Euro 3,104 million in the year-ago quarter, a 9.4% decrease at current exchange rate and a 3% decrease at constant rate. Adjusted2 operating1 profit was Euro 11 million, an operating margin of 0.4% compared to a loss of Euro (73) million or a negative operating margin of (2.3%) in the year ago period.

Key highlights:

•

Fixed access revenue decreased at a double-digit rate, due to the ongoing decline in new subscribers to copper-based broadband access. Alcatel-Lucent shipped 7.7 million xDSL ports in the quarter, down 20% from the demanding basis of the year-ago quarter but up 16% sequentially. The year-over-year decline in xDSL revenue was only partially compensated by the very strong growth in FTTx revenue. Dell-Oro confirmed Alcatel-Lucent as the clear leader in the GPON-based FTTH segment, with a four-quarter rolling market share of 48% in the first quarter 2008.

•

In data networking, growth in edge routing was softer this quarter than in the first one, which is essentially attributable to a demanding year-over-year comparison as well as the timing of deliveries at certain large customers. The ATM switching business continued on its structural decline path in the second quarter 2008, albeit at a more moderate rate than in the first quarter.

•

Optical networking enjoyed strong double-digit growth this quarter, essentially driven by submarine activities and wireless transmission while terrestrial optical networks grew at a mid single-digit rate.

•

In mobile networks, our GSM business grew at a double-digit rate in the second quarter, which was driven by network expansions in China, India, the Middle East and Africa. W-CDMA revenue grew very strongly, benefiting from the ramp-up in revenues at several key clients, including AT&T Mobility, Bouygues and SFR and sustained growth at other accounts such as Orange, SKT and KTF. CDMA revenue declined sharply year-over-year, hurt by the significant reduction in the capital expenditure of a key customer in North-America.

•

Our core switching activities contracted at a moderate rate in the second quarter, as the ongoing decline in legacy TDM voice was almost entirely offset by the strong, double-digit growth in Fixed and mobile NGN. It must be noted that our NGN activity is now close in size to our TDM activity.

•

Our applications activities grew in excess of twenty percent the second quarter, a sharp contrast to the moderate growth rate achieved in the first quarter, due to a pick-up in revenues from Messaging applications and a stabilisation in our legacy IN (Intelligent Networks) business.

Enterprise Operating Segment

For the second quarter 2008, revenues for the Enterprise operating segment were Euro 386 million compared to Euro 376 million in the year-ago quarter, an increase of 2.7% at current exchange rate and of 7% at constant rate. Adjusted2 operating income1 was Euro 29 million, or 7.4% of revenues compared to Euro 23 million or 6.1% in the year ago quarter.

Key Highlights:

•

Enterprise Solutions grew in the high single-digit range, with a particularly strong performance in data networking but also good growth in IP Telephony. The division also showed progress in Security solutions, driven by recent successes in firewalls and additional orders for its Laptop Guardian product. From a geographic standpoint, growth remained solid in North America and was strong in APAC.

•

Genesys, the contact centre software activity, enjoyed another quarter of double-digit growth, driven by a strong performance in Europe and good resilience in North America.

•

The adjusted operating margin of the Enterprise operating segment increased both year-over-year and on a sequential basis. This is attributable for the most part to higher volumes, a positive shift in the product and geographic mix and solid progress in the product costs reduction programs.

Services Operating Segment

For the second quarter 2008, revenues for the Services operating segment were Euro 818 million compared to Euro 750 million in the year-ago quarter, an increase of 9.1% at current exchange rate and of 16% at constant rate. Adjusted2 operating income1 was Euro 71 million or 8.6% of revenues compared to Euro 29 million or 3.9% of revenues in the year ago quarter.

Key Highlights:

•

Network operations grew very strongly, as a result of some of the very large contracts won in 2007 and in 2008. Alcatel-Lucent announced two large managed services contracts in the second quarter, including Reliance Communications in India and Sunrise in Switzerland.

•

Network integration also enjoyed another quarter of very strong growth which was driven by several large and complex projects for the design, integration and optimisation of networks in Asia and North America.

•

Growth in professional services – which includes the integration of software applications either from Alcatel-Lucent or third parties - was more moderate this quarter than in the first one, which is mainly due to a much more demanding comparison basis. For the first half, however, this business grew in the high single-digit range.

•

Finally, Maintenance returned to growth this quarter, due to sustained growth in multivendor maintenance combined with an unusually strong quarter in legacy maintenance.

•

The segment enjoyed a material improvement in profitability year-over-year, due to a very favourable mix, a material increase in the gross margin in Network operations, Network integration and Professional services and an overall better absorption of fixed costs.

Alcatel-Lucent will host an audio webcast at 1:00 p.m. CET, which can be accessed at http://www.alcatel-lucent.com/2q2008

Notes

All adjusted figures are unaudited.

1- Operating income (loss) is the Income (loss) from operating activities before restructuring costs, impairment of assets, gain (loss) on disposals of consolidated entities and post-retirement benefit plan amendment.

2- “Adjusted” refers to the fact that it excludes the main impacts from Lucent’s purchase price allocation (See annex for detailed information).

2008 Upcoming Events/ Announcements

October 30   Third quarter 2008 results

About Alcatel-Lucent

Alcatel-Lucent (Euronext Paris and NYSE: ALU) provides solutions that enable service providers, enterprises and governments worldwide, to deliver voice, data and video communication services to end-users. As a leader in fixed, mobile and converged broadband networking, IP technologies, applications and services, Alcatel-Lucent offers the end-to-end solutions that enable compelling communications services for people at home, at work and on the move. With operations in more than 130 countries, Alcatel-Lucent is a local partner with global reach. The company has the most experienced global services team in the industry, and one of the largest research, technology and innovation organizations in the telecommunications industry. Alcatel-Lucent achieved revenues of Euro 17.8 billion in 2007 and is incorporated in France, with executive offices located in Paris. For more information, visit Alcatel-Lucent on the Internet: http://www.alcatel-lucent.com

Alcatel-Lucent Press Contacts

Régine Coqueran	Tel: + 33 (0)1 40 76 49 24	regine.coqueran@alcatel-lucent.com
Mary Ward	Tel: + 1 908 582 7658	mary.ward@alcatel-lucent.com

Alcatel-Lucent Investor Relations

Rémi Thomas	Tel: + 33 (0)1 40 76 50 61	remi.thomas@alcatel-lucent.com
Tom Bevilacqua	Tel: + 1 908 582 79 98	bevilacqua@alcatel-lucent.com
Tony Lucido	Tel: + 33 (0)1 40 76 49 80	alucido@alcatel-lucent.com
Don Sweeney	Tel: + 1 908 582 6153	dsweeney@alcatel-lucent.com

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS

Except for historical information, all other information in this press release consists of forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, as amended. These forward looking statements include statements regarding the future financial and operating results of Alcatel-Lucent such as (i) expected revenues for the third quarter and for the fourth quarter 2008, (ii) expected revenues, adjusted gross margin and adjusted operating margin for full year 2008.  Words such as "expects," "anticipates," "targets," "projects," "intends," "plans," "believes," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical facts. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. These risks and uncertainties are based upon a number of important factors including, among others: our ability to operate effectively in a highly competitive industry with many participants; our ability to keep pace with technological advances and correctly identify and invest in the technologies that become commercially accepted; difficulties and delays in achieving synergies and cost savings; fluctuations in the telecommunications market; exposure to the pricing pressures in the regions in which we sell; the pricing, cost and other risks inherent in long-term sales agreements; exposure to the credit risk of customers; reliance on a limited number of contract manufacturers to supply products we sell; the social, political and economic risks of our global operations; the costs and risks associated with pension and postretirement benefit obligations; the complexity of products sold; changes to existing regulations or technical standards; existing and future litigation; difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others; compliance with environmental, health and safety laws;  whether Alcatel-Lucent can execute against and obtain benefits from its three-year plan to improve gross margin, cut operating expenses, and turn around underperforming businesses in order to achieve an improved operating margin, and whether these efforts will achieve their expected benefits; the economic situation in general (including exchange rate fluctuations) and uncertainties in Alcatel-Lucent’s customers’ businesses in particular; customer demand for Alcatel-Lucent’s products and services; control of costs and expenses; international growth; conditions and growth rates in the telecommunications industry; and the impact of each of these factors on sales and income. For a more complete list and description of such risks and uncertainties, refer to Alcatel-Lucent's Form 20-F for the year ended December 31, 2007, as well as other filings by Alcatel-Lucent with the US Securities and Exchange Commission. Except as required under the US federal securities laws and the rules and regulations of the US Securities and Exchange Commission, Alcatel-Lucent disclaims any intention or obligation to update any forward-looking statements after the distribution of this news release, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

ADJUSTED CONSOLIDATED INCOME STATEMENT -2008	Q1-2008			Q2-2008			H1-2008
(Unaudited)	Reported	PPA	Adjusted	As reported	PPA	Adjusted	As reported	PPA	Adjusted

Revenues	3,864		3,864	4,101		4,101	7,965		7,965
Cost of sales (a)	(2,467)	2	(2,465)	(2,669)	1	(2,668)	(5,136)	3	(5,133)

Gross Profit	1,397	2	1,399	1,432	1	1,433	2,829	3	2,832

Administrative and selling expenses (b)	(795)	30	(765)	(751)	28	(723)	(1,546)	58	(1,488)
Research and Development costs (c)	(708)	110	(598)	(702)	85	(617)	(1,410)	195	(1,215)

Operating income (loss) (1)	(106)	142	36	(21)	114	93	(127)	256	129

Restructuring costs	(122)		(122)	(265)		(265)	(387)		(387)
Impairment of assets	0		0	(810)	810	0	(810)	810	0
Post-retirement benefit plan amendment	0			(18)		(18)	(18)		(18)
Gain/(los) on disposal of consolidated entities	(1)		(1)	0		0	(1)		(1)

Income (loss) from operating activities	(229)	142	(87)	(1,114)	924	(191)	(1,343)	1,066	(277)

Financial result (net)	45	0	45	50	0	50	95	0	95

Share in net income(losses) of equity affiliates	28		28	28		28	56		56
Income tax (expense) benefit (d)	(19)	(56)	(75)	(50)	(44)	(94)	(69)	(100)	(169)

Income (loss) from continuing operations	(175)	86	(89)	(1,086)	880	(206)	(1,261)	966	(295)

Income (loss) ferom discontinued activities	0	0	0	0	0	0	0		0

Net Income (loss)	(175)	86	(89)	(1,086)	880	(206)	(1,261)	966	(295)

of which : Group share	(181)	86	(95)	(1,102)	880	(222)	(1,283)	966	(317)
Minority interests	6		6	16		16	22		22

(1) Income (loss) from operating activities before restructuring costs, impairment of assets, gain / (loss) on disposal of consolidated entities and post-retirement benefit plan amendment
Corresponds to the measure of operating income (loss) of the segments (refer to note 4 of the condensed consolidated financial statements at March 31, 2008).
PPA : Purchase Price Allocation entries related to Lucent business combination
Nature of PPA - non cash amortization charges included in Reported Accounts but excluded from Adjusted Accounts (cf. Note 3 to our Condensed Consolidated Financial Statements as of December 31, 2007)
These impacts are non recurring due to the different amortization periods depending of the nature of the adjustments, as indicated herefater.
(a) Depreciation of the reevaluation to fair value of productive tangible assets
(b) Amortization of intangibles assets - long term customer relationship (5-8 years)
(c) Amortization of intangibles assets : Acquired technologies (5-10 years) and In Process R&D (5-8 years) - Correction of the net book value of intangible disposed of (patents).
(d) Normative tax impact @ 39% on above PPA adjustments excluding goodwill impairment

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel-Lucent

Date: July 29, 2008	By:	/S/ Hubert de Pesquidoux
Hubert de Pesquidoux
Chief Financial Officer